Exhibit 99.1

Pactera Enters into Definitive Merger Agreement to be Acquired by a Consortium led by Blackstone for $7.30 per ADS in Cash

Beijing, October 17, 2013 - Pactera Technology International Ltd. (Nasdaq: PACT) (“Pactera” or the “Company”), a global consulting and technology services provider headquartered in China, announced today the signing of a definitive merger agreement (“Merger Agreement”) under which the Company will be acquired by a consortium led by funds managed or advised by Blackstone (as defined below).

Under the terms of the Merger Agreement, upon completion of the acquisition, the shareholders of the Company will receive US$7.30 per common share (a “Share”) or US$7.30 per American depositary share (an “ADS”) of the Company (the “Transaction”). The price per Share and per ADS represents a premium of 39% over the Company’s closing price of US$5.26 per ADS on May 17, 2013, the last trading day prior to the Company’s announcement on May 20, 2013 that it had received a “going private” proposal from a consortium led by Blackstone, and a premium of 35% to the volume-weighted average closing price of the ADSs during the 30 trading days prior to May 20, 2013.

Immediately following the consummation of the Transaction, the Company will be beneficially owned by (i) Blackstone, (ii) certain members of the Company’s management comprising of Chris Chen, the Company’s non-executive chairman and Tiak Koon Loh, the Company’s chief executive officer and several other senior managers (the “Management”) and (iii) GGV Capital and its affiliates (“GGV”) (collectively, the “Buyer Consortium”). The Management and GGV have entered into a voting agreement pursuant to which each has agreed, among other things, to vote all of his, her or its Shares in favor of the authorization and approval of the Merger Agreement and the Transaction.

The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the board of directors consisting of independent directors (the “Special Committee”), approved the Merger Agreement and the Transaction and resolved to recommend that the Company’s shareholders vote to approve the Merger Agreement and the Transaction. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Transaction is subject to various closing conditions, including a condition that the Merger Agreement be approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders convened to consider the approval of the Merger Agreement and the Transaction and a condition that the parties obtain antitrust approval for the Transaction. If completed, the Transaction will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the Nasdaq Global Select Market.

The Buyer Consortium, led by Blackstone, will provide equity financing for the Transaction. Bank of America Merrill Lynch, Citigroup Global Markets Asia Limited and HSBC Bank USA, NA have agreed as mandated lead arrangers to provide committed debt financing for the Transaction.

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Transaction, the Company and the other participants in the Transaction.

J.P. Morgan Securities (Asia Pacific) Limited is serving as exclusive financial advisor to the Special Committee. Shearman & Sterling LLP is serving as U.S. legal advisor to the Special Committee and Conyers Dill & Pearman is serving as Cayman Islands legal advisor to the Special Committee. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to J.P. Morgan Securities (Asia Pacific) Limited. Orrick, Herrington & Sutcliffe LLP is serving as the Company’s U.S. counsel. Fangda Partners is serving as PRC legal advisor to the Company.

Citigroup Global Markets Inc. is serving as the sole financial advisor to the Buyer Consortium in respect of the Transaction. Ropes & Gray LLP is serving as U.S. legal advisor to the Buyer Consortium. Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal advisor to the management members in the Buyer Consortium. Walkers Global and Jun He Law Offices are serving as Cayman Islands and PRC legal advisors to the Buyer Consortium, respectively. Davis Polk & Wardwell LLP is serving as U.S. legal advisor to Citigroup Global Markets Inc.

Additional Information about the Transaction

In connection with the Transaction, the Company will prepare and mail a proxy statement that will include a copy of the Merger Agreement to its shareholders. In addition, certain participants in the Transaction will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the Company’s proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Transaction and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Building C-4, No.66 Xixiaokou Road

Haidian District, Beijing, PRC, 100192

People’s Republic of China

Tel: (86) 10 8282-5266

Fax: 10 8282-5268

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the Transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Transaction when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the Transaction proceed.

About Blackstone

The Blackstone Group L.P. (together with its affiliates, “Blackstone”) is one of the world’s leading investment and advisory firms, with 25 offices around the world. Through its different investment businesses, as of June 30, 2013, Blackstone had total assets under management of approximately US$229.6 billion, including US$53.3 billion in private equity funds. Through June 30, 2013, Blackstone’s private equity funds have invested over US$43 billion in 175 transactions in a variety of industries and geographies in pursuit of Blackstone’s investment objectives. Blackstone’s private equity funds currently manage a global portfolio of investments in 75 companies, which in aggregate combine to represent approximately US$109 billion of revenues and over 734,000 employees. Our current global investment fund, Blackstone Capital Partners VI, is one of the largest private equity funds in the world with committed capital of US$16.2 billion.

About Pactera

Pactera Technology International Ltd. (NASDAQ: PACT), formed by a merger of equals between HiSoft Technology International Limited and VanceInfo Technologies Inc., is a global consulting and technology services provider headquartered in China. Pactera provides world-class business / IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore and Malaysia. Pactera’s comprehensive services include business and technology advisory, enterprise application services, business intelligence, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com.

Safe Harbor: Forward-Looking Statements

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Pactera’s control, which may cause Pactera’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. Further information regarding these and other risks, uncertainties or factors is included in Pactera’s filings with the SEC. All information provided in this news release is as of the date of this news release, and Pactera does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Blackstone:

Peter Rose

Senior Managing Director, Global Public Affairs,

Blackstone

Tel: +1 212 583 5871

E-mail: rose@blackstone.com

Jasmine Yap

Co-Managing Director

Citigate Dewe Rogerson

Tel: +852 3103 0108

Email: jasmine.yap@citigate.com.hk

Pactera:

Tracy Zhou

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-5987-5138

E-mail: ir@pactera.com